

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400



October 4, 2006



SEC MAIL
PROCESSING
RECEIVED
OCT 0 5 2006
WASH, D.C.
213
SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated September 5, 2006

Correspondence with Securities Commissions

2. Form 51-102F3 Material Change Report – dated September 5, 2006.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

September 5, 2006

Ticker Symbol: **VAL-TSX Venture**
SEC 12g3-2(b) exemption 82-3339

VALGOLD CLOSES BROKERED PRIVATE PLACEMENT OFFERING

Vancouver - September 5, 2006 - ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that its previously announced (July 13th, July 25th and August 11th, 2006) brokered private placement offering (the "Offering") of flow-through units ("FT Units") and non-flow-through units ("Non-FT Units") closed in two tranches on August 28, 2006 (the "First Tranche") and August 31, 2006 (the "Second Tranche"). A total of 5,175,000 FT Units and 1,146,200 Non-FT Units were subscribed for at a price of $0.30 per FT Unit and $0.275 per Non-FT Unit for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each Non-FT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share in the capital of ValGold. Warrants issued as part of the First Tranche are exercisable at a price of $0.40 per share, expiring August 28, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 28, 2008. Warrants issued as part of the Second Tranche are exercisable at a price of $0.40 per share, expiring August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

The independent directors of ValGold approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner, in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors. The participation by these insiders in the Offering is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of ValGold's market capitalization.

Blackmont Capital Inc., Bolder Investment Partners Ltd., CIBC World Markets Inc., Union Securities Ltd. and Canaccord Capital Corporation (collectively, "the Brokers") received in aggregate commissions totalling $124,388.81, being 7.5% of gross proceeds on $1,658,517.50 (exclusive of insider subscriptions). Blackmont Capital Inc. received a corporate finance fee of $15,000 and was reimbursed $15,958 for legal and other costs related to the Offering. Blackmont also received a finder's fee of $11,189, or 7.5% of the value of a trade by an insider conducted of the Company conducted through the facilities of the TSX Venture Exchange, which was for 542,500 common shares at a price of $0.275 per common share.

Additionally, the Brokers were issued compensation options (the "Compensation Options") exercisable to acquire up to 557,869 units ("Compensation Option Units"), being an amount equal to 10% of the

number of units (both flow-through and non-flow-through) issued in the private placement (exclusive of insider subscriptions) at a price of $0.275 per Compensation Option Unit. Compensation Options issued as part of the First Tranche expire August 28, 2008, and Compensation Options issued as part of the Second Tranche expire August 31, 2008. Each Compensation Option Unit consists of one common share and one common share purchase warrant; each whole warrant is exercisable for one additional non-flow-through common share in the capital of ValGold. Compensation Options issued in the First Tranche expire August 28, 2008, and those issued in the Second Tranche expire August 31, 2008. Each common share purchase warrant forming part of the Compensation Option Units issuable upon the exercise of the First Tranche Compensation Options is exercisable at a price of $0.40 per share, expiring August 28, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 28, 2008. Each common share purchase warrant forming part of the Compensation Option Units issuable upon the exercise of the Second Tranche Compensation Options is exercisable at a price of $0.40 per share, expiring August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

All FT Units, Non-FT Units, Compensation Options, Compensation Option Units, shares, warrants and any shares and/or warrants issuable upon the exercise thereof (collectively, the "Securities") under the First Tranche and the Second Tranche are and will be subject to hold periods expiring December 29, 2006 and January 1, 2007, respectively.

ValGold intends to use the flow-through proceeds raised from this financing to fund the on-going exploration program on the Company's Garrison Township gold project in Ontario and on other exploration programs on the Company's holdings in Ontario and Manitoba. The non-flow through proceeds will be for general working capital.

ValGold is a mining exploration company listed on the TSX Venture Exchange under the trading symbol VAL. Presently, the Company's exploration focus is on the Garrison Gold Project located strategically between Timmins and Kirkland Lake in northeastern Ontario. ValGold has added a second diamond drill to the current exploration program. Its geological team is systematically testing the on-strike and at depth extensions of the J.P. and Garrcon gold zones in additions to several other gold occurrences within the historic property. To date, ValGold has completed 40 drill holes for an aggregate of approximately 18,000m of core and expects to have at least a further 10,000m drilled during 2006.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:
Laney Stolle
Tel: (604) 687-4622 Fax: 604-687-4212
Toll Free: 1-888 267-1400

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

August 28 and 31, 2006.

Item 3. **News Release**

The press release was issued on September 5, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

September 5, 2006.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

September 5, 2006

Ticker Symbol: **VAL-TSX Venture**
SEC 12g3-2(b) exemption 82-3339

VALGOLD CLOSES BROKERED PRIVATE PLACEMENT OFFERING

Vancouver - September 5, 2006 - ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that its previously announced (July 13th, July 25th and August 11th, 2006) brokered private placement offering (the "Offering") of flow-through units ("FT Units") and non-flow-through units ("Non-FT Units") closed in two tranches on August 28, 2006 (the "First Tranche") and August 31, 2006 (the "Second Tranche"). A total of 5,175,000 FT Units and 1,146,200 Non-FT Units were subscribed for at a price of $0.30 per FT Unit and $0.275 per Non-FT Unit for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each Non-FT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share in the capital of ValGold. Warrants issued as part of the First Tranche are exercisable at a price of $0.40 per share, expiring August 28, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 28, 2008. Warrants issued as part of the Second Tranche are exercisable at a price of $0.40 per share, expiring August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

The independent directors of ValGold approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner, in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors. The participation by these insiders in the Offering is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of ValGold's market capitalization.

Blackmont Capital Inc., Bolder Investment Partners Ltd., CIBC World Markets Inc., Union Securities Ltd. and Canaccord Capital Corporation (collectively, "the Brokers") received in aggregate commissions totalling $124,388.81, being 7.5% of gross proceeds on $1,658,517.50 (exclusive of insider subscriptions). Blackmont Capital Inc. received a corporate finance fee of $15,000 and was reimbursed $15,958 for legal and other costs related to the Offering. Blackmont also received a finder's fee of $11,189, or 7.5% of the value of a trade by an insider conducted of the Company conducted through the facilities of the TSX Venture Exchange, which was for 542,500 common shares at a price of $0.275 per common share.

Additionally, the Brokers were issued compensation options (the "Compensation Options") exercisable to acquire up to 557,869 units ("Compensation Option Units"), being an amount equal to 10% of the number of units (both flow-through and non-flow-through) issued in the private placement (exclusive of insider subscriptions) at a price of $0.275 per Compensation

Option Unit. Compensation Options issued as part of the First Tranche expire August 28, 2008, and Compensation Options issued as part of the Second Tranche expire August 31, 2008. Each Compensation Option Unit consists of one common share and one common share purchase warrant; each whole warrant is exercisable for one additional non-flow-through common share in the capital of ValGold. Compensation Options issued in the First Tranche expire August 28, 2008, and those issued in the Second Tranche expire August 31, 2008. Each common share purchase warrant forming part of the Compensation Option Units issuable upon the exercise of the First Tranche Compensation Options is exercisable at a price of $0.40 per share, expiring August 28, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 28, 2008. Each common share purchase warrant forming part of the Compensation Option Units issuable upon the exercise of the Second Tranche Compensation Options is exercisable at a price of $0.40 per share, expiring August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

All FT Units, Non-FT Units, Compensation Options, Compensation Option Units, shares, warrants and any shares and/or warrants issuable upon the exercise thereof (collectively, the "Securities") under the First Tranche and the Second Tranche are and will be subject to hold periods expiring December 29, 2006 and January 1, 2007, respectively.

ValGold intends to use the flow-through proceeds raised from this financing to fund the on-going exploration program on the Company's Garrison Township gold project in Ontario and on other exploration programs on the Company's holdings in Ontario and Manitoba. The non-flow through proceeds will be for general working capital.

ValGold is a mining exploration company listed on the TSX Venture Exchange under the trading symbol VAL. Presently, the Company's exploration focus is on the Garrison Gold Project located strategically between Timmins and Kirkland Lake in northeastern Ontario. ValGold has added a second diamond drill to the current exploration program. Its geological team is systematically testing the on-strike and at depth extensions of the J.P. and Garrcon gold zones in additions to several other gold occurrences within the historic property. To date, ValGold has completed 40 drill holes for an aggregate of approximately 18,000m of core and expects to have at least a further 10,000m drilled during 2006.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:
Laney Stolle
Tel: (604) 687-4622 Fax: 604-687-4212
Toll Free: 1-888 267-1400

No regulatory authority has approved or disapproved the information contained in this news release.



SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE

October 4, 2006

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
October 4, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals News Release – September 20, 2006

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 20, 2006

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RECEIVES ENCOURAGING METALLURGICAL RESULTS FOR JERSEY-EMERALD MOLYBDENUM

Sultan Minerals Inc. (SUL - TSX-Venture) ("Sultan") is pleased to report that it has now received encouraging results from a preliminary Metallurgical Test for Molybdenum Flotation completed on a composite drill core sample from its Jersey-Emerald Property in southeastern British Columbia. The metallurgical study was completed by Process Research Associates Ltd. of Richmond, BC.

The metallurgical study blended core samples from four diamond drill holes into a single mineral composite which was then tested for molybdenum recovery by various flotation techniques. Although the main mineral of interest was molybdenite, the study found that many potential by-product recovery options should also be considered.

Rougher flotation recovered more than 97% of the contained molybdenum at a relatively coarse particle size (80% passing (P80) 170 um). The first rougher stage flotation recovered 98% of the contained molybdenum and 81% of the contained gold in 4.3% of the mass. The majority of the mass, 61.7%, was contributed by pyrite. Using lime as pyrite depressant in 5 stages of cleaning yielded a concentrate with grades of 29.2% molybdenum, 20.5% iron, 2.82g/T gold and 27.0g/T silver, with recoveries exceeding 47% gold and 95% molybdenum.

Mineralogical studies found that liberation was essentially 100% with the concentrate comprised of free grains of molybdenite (50% to 69%) and pyrite (28% to 45%) with traces (2.0%) of silicates, carbonate and rare chalcopyrite.

These preliminary results are encouraging and further testing is currently underway to improve the molybdenite and pyrite separation.

Sultan is currently in the process of completing a preliminary resource evaluation for the presently known tungsten and molybdenum mineralization on its Jersey-Emerald Property. The evaluation is incorporating the results of drilling completed by Sultan in 2005 and 2006 with historic drill results obtained by the previous mine operators. The study is expected to provide recommendations for further work that will lead to the preparation of a feasibility study. It is anticipated that the preliminary resource calculations will be completed by mid-October, 2006.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com